UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File Number:	000-51299
CUSIP Number:	00011 34203

(Check One):  9 Form 10-K  9 Form 20-F  9 Form 11-K  ☑ Form 10-Q  9 Form N-SAR  9 Form N-CSR

For Period Ended:  September 30, 2008

           [   ]  Transition Report on Form 10-K
           [   ]  Transition Report on Form 20-F
           [   ]  Transition Report on Form 11-K
           [   ]  Transition Report on Form 10-Q
           [   ]  Transition Report on Form N-SAR
           [   ]  Transition Report on Form N-CSR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Taleo Corporation
Full name of registrant

Former name if applicable

4140 Dublin Boulevard, Suite 400
Address of principal executive office (Street and number)

Dublin, CA 94568
City, state and zip code

PART II - RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)

(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☐	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

On November 10, 2008, Taleo Corporation (the “Company”) announced that the Company’s independent registered public accounting firm, Deloitte & Touche LLP (“Deloitte”), has, on November 6, 2008, requested that the Company re-evaluate  whether the Company’s historical and current practices with respect to the timing for recognition of application and consulting revenues were appropriate under generally accepted accounting principles in the United States.  As a result, the Company, under the direction of its Audit Committee, has commenced a process to  review the issues raised by its auditors to determine if an alternative accounting treatment should be adopted.

Because the Company’s process to review its current revenue recognition policies has just commenced and  is not yet complete, the Company will be unable to file its Quarterly Report on Form 10-Q for the quarter ended September 30, 2008 (the “Form 10-Q”) within the prescribed time period, which delay could not be eliminated without unreasonable effort or expense.  The Company expects to file the Form 10-Q as soon as reasonably practicable after completion of such review, but at this time does not expect to be able to do so within the extension period of five calendar days provided under Rule 12b-25 of the Securities Exchange Act of 1934, as amended.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

Katy Murray	(925)	452-3000
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).

☑Yes ☐ No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐ Yes ☐ No*

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

* Because of the review discussed in Part III above, the Company has not checked either box in Part IV subsection 3, as it is not possible at this time for the Company to determine whether any significant change in results of operations from the corresponding period for the last fiscal year will be reflected in the earnings statements to be included in the Quarterly Report on Form 10-Q for the period ended September 30, 2008.

                      Taleo Corporation
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:	November 10, 2008

	By:	/s/ Katy Murray
Katy Murray Executive Vice President and Chief Financial Officer